UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☑	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2024

or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from __________ to ___________

Commission file number 1-5224

Stanley Black & Decker
Retirement Account Plan
(Full title of the plan)

Stanley Black & Decker, Inc.
1000 Stanley Drive
New Britain, Connecticut 06053
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

Audited Financial Statements and Supplemental Schedules
Stanley Black & Decker Retirement Account Plan
Years ended December 31, 2024 and December 31, 2023

Stanley Black & Decker Retirement Account Plan

Audited Financial Statements
and Supplemental Schedules

Years ended December 31, 2024 and December 31, 2023

Report of Independent Registered Public Accounting Firm

To the Finance and Pension Committee of the Board of Directors
Stanley Black & Decker, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Stanley Black & Decker Retirement Account Plan (the Plan) as of December 31, 2024 and 2023, and the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in the Schedule of Assets (held at end of year) as of December 31, 2024 and reportable transactions for the year then ended, together referred to as “supplemental information,” has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Fiondella, Milone & LaSaracina LLP
We have served as the Plan’s auditor since 2005.

Glastonbury, Connecticut
June 24, 2025

Stanley Black & Decker Retirement Account Plan

Statement of Net Assets Available for Benefits

December 31, 2024

Participant Directed Total
Assets
Investments, at Fair Value:
Stanley Black & Decker, Inc. Common Stock:
1,255,469 shares (cost $45,954,998)	$100,801,606
Short-term Investments (cost $7,492,033)	7,492,033
Mutual funds (cost $81,921,601)	83,708,394
Common/Collective Trusts (cost $1,384,653,952)	2,064,086,160
2,256,088,193
Investments, at Contract Value:
Synthetic Investment Contracts	144,265,841
2,400,354,034
Dividends and interest receivable	22,316
Contribution receivable from employer	38,570,880
Contribution receivable from participants	542,122
Notes receivable from participants	27,838,634
2,467,327,986
Liabilities
Other liabilities	102,739
102,739
Net assets available for benefits	$2,467,225,247

See accompanying notes.

Stanley Black & Decker Retirement Account Plan

Statement of Net Assets Available for Benefits

December 31, 2023

Participant Directed Total
Assets
Cash	$1,730,307
Investments, at Fair Value:
Stanley Black & Decker, Inc. Common Stock:
1,414,887 shares (cost $51,149,494)	138,800,415
Short-term Investments (cost $10,598,459)	10,598,459
Mutual funds (cost $96,027,726)	88,802,511
Common/Collective Trusts (cost $1,354,339,444)	1,909,777,767
2,149,709,459
Investments, at Contract Value:
Synthetic Investment Contracts	171,104,669
2,320,814,128
Dividends and interest receivable	43,779
Contribution receivable from employer	38,517,080
Contribution receivable from participants	541,053
Notes receivable from participants	26,464,520
Net assets available for benefits	$2,386,380,560

See accompanying notes.

Stanley Black & Decker Retirement Account Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2024

Participant Directed Total
Additions
Investment income:
Dividends	$6,087,377
Interest	2,838,373
8,925,750
Employer contributions	34,926,053
Employee contributions	89,326,683
Rollovers	14,392,364
Net appreciation, net of investment expenses	299,886,132
447,456,982
Deductions
Distributions	(364,299,391)
Administrative expenses	(2,312,904)
(366,612,295)
Increase in net assets available for benefits	80,844,687
Net assets available for benefits at the beginning of the year	2,386,380,560
Net assets available for benefits at the end of the year	$2,467,225,247

See accompanying notes.

Stanley Black & Decker Retirement Account Plan
Notes to Financial Statements
December 31, 2024

1. Description of the Plan

The following brief description of the Stanley Black & Decker Retirement Account Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Plan Overview

The Plan was most recently amended and restated in its entirety, effective January 1, 2016.

Effective upon the closing date for the sale of the Stanley Black & Decker, Inc. Infrastructure business to Epiroc AB, certain participants in the Plan whose employment with Stanley Black & Decker, Inc. was terminated in connection with such sale became fully vested in their accounts under the Plan.

The Plan, which is designed as a leveraged employee stock ownership plan, is designed to comply with Sections 401(a), 401(k) and 4975(e)(7) of the Internal Revenue Code of 1986, as amended (the “Code”), and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is a defined contribution plan for eligible United States salaried and hourly paid employees of Stanley Black & Decker, Inc. and its U.S. affiliates (the “Company”). Generally, all U.S. employees of the Company are eligible to participate in the Plan. Certain employees, as described in the Plan document, are not eligible to participate in the Plan.

Eligible employees who are not “highly compensated” (as defined under the Plan), may elect to make before-tax, Roth, and after-tax contributions under the Plan of up to a total of 25% of pay for a pay period. Under certain circumstances, participants who have attained age 50 are permitted under the Code to make additional pre-tax or Roth contributions (“catch-up” contributions) to the Plan. Highly compensated employees may contribute up to 7% of pay for a pay period, on a pre-tax or Roth basis (plus “catch-up” contributions, if applicable), but may not make after-tax contributions to the Plan. A participant’s contributions (including, if applicable, “catch-up” contributions) and matching allocations are allocated to a “Choice Account.” A participant’s Choice Account is automatically credited with matching allocations with respect to a payroll cycle equal to 50% of the participant’s pre-tax and/or Roth contributions for the payroll cycle credited to such account, taking into account only pre-tax and Roth contributions that, when combined, do not exceed 7% of compensation for the payroll cycle. Therefore, the maximum matching allocation with respect to a participant’s pre-tax and Roth contributions combined for a payroll cycle is 3.5% of the participant’s compensation for such payroll cycle with certain exceptions to this limit specified in the Plan document. “Catch-up” contributions are not eligible for matching allocations. The compensation recognized under the Plan for a year is subject to limits imposed under the Code. For 2024, the limit on annual compensation recognized under the Plan was $345,000.

The Plan was amended effective January 1, 2021 to include an automatic enrollment feature for eligible hired employees, with certain exceptions.

The allocations credited to a participant's Choice Account as of a date before July 1, 1998 (other than matching allocations credited after June 30, 1985 and other than a participant's after-tax contributions to the Plan) are guaranteed a cumulative minimum return by the Pension Plan for Hourly Paid Employees of Stanley Black & Decker, Inc. for the period or periods during which they are invested or reinvested in the Company Stock Fund. This guarantee provides that the investment return will not be less than an investment return based on two-year U.S. Treasury notes (but not less than 5% nor greater than 12.5%).

Choice Account Fund Investments

A participant may direct the investment of the funds credited to his or her Choice Account among certain investment funds made available under the Plan.

Core Account Allocations

The Plan also provides for separate allocations for certain eligible participants. The Core Account allocation for a Plan year is based on the eligible employee's age on December 31 of the allocation year and is determined based on a calendar quarter. In order to receive a Core Account allocation for a calendar quarter, an eligible Plan participant must be employed on the last day of such calendar quarter and must not be employed in a classification that is excluded from Core Account allocations according to the terms of the Plan. Eligible employees receive 2%, 4% or 6% of eligible pay, depending on the eligible participant’s age.

A participant may, at any time, direct the investment of the funds credited to his or her Core Account into a single Target Retirement Fund made available under the Plan.

Distributions and Vesting

Participants are fully vested in their own contributions and earnings thereon and amounts transferred or rolled over from other qualified plans on their behalf. Participants are vested in their matching allocations and Core Account allocations based on their number of years of service. Generally, allocations vest 100% after three or five years of service, with different vesting schedules applicable depending on the participant’s dates of employment. Certain participants, that were transferred in connection with a corporate transaction may be 100% vested in accordance with the terms of the Plan.

Generally, upon retirement, disability, death, or termination of employment, a participant is eligible to receive the vested value of his or her Plan account balance in a lump sum payment in cash or shares of the Company’s common stock, subject to specific distribution rules in certain situations set forth in the Plan document. If the value of a participant’s account balance is not more than $1,000, it automatically will be paid in a single lump sum cash payment unless the individual elects otherwise. In-service distributions at age 59 ½, hardship distributions and certain other in-service distributions are permitted in accordance with the terms of the Plan.

Notes Receivable from Participants

Participants may borrow from their Choice Accounts up to an aggregate amount equal to the lesser of $50,000 or 50% of the value of their vested interest in such accounts, with a minimum loan of $1,000. The $50,000 loan amount limitation is reduced by the participant’s highest outstanding balance of loans from the Plan during the 12 months preceding the date the loan is made. Each loan is evidenced by a negotiable promissory note bearing a rate of interest equal to the prime rate, as reported in The Wall Street Journal on the first business day of the month in which the loan request is processed, plus one percent (1%), which is generally payable, through payroll deductions, over a term of not more than five years. However, participants are allowed ten years to repay the loan if the proceeds are used to purchase a principal residence. As a general rule, a participant may not have more than one loan outstanding at any time.

Company Stock Fund

The trust agreement governing the Plan provides that the trustee will vote the shares of Stanley Black & Decker, Inc. Common Stock in the Company Stock Fund attributable to a participant's Choice Account in the Plan in accordance with such participant's directions. The trust agreement governing the Plan provides that, if the trustee does not receive voting instructions with respect to shares of Stanley Black & Decker, Inc. Stock in the Company Stock Fund attributable to a participant's Choice Account in the Plan, the trustee will vote such shares in the same proportion as it votes the shares for which instructions are received from Plan participants.

In addition, the trust agreement provides that the trustee will respond to a tender or exchange offer with respect to the number of shares of Stanley Black & Decker, Inc. Stock in the Company Stock Fund attributable to a participant's Choice Account in the Plan in accordance with such participant's directions. If a participant does not direct the trustee as to the manner in which to respond to a tender or exchange offer, such participant will be deemed to have directed the trustee not to tender or exchange shares of Stanley Black & Decker, Inc. Stock that are attributable to his or her interest in the Company Stock Fund. Any such shares with respect to which the trustee has not received timely instructions from a participant will not be tendered or exchanged.

Plan Termination

The Company reserves the right to amend or terminate the Plan at any time. Upon the termination of the Plan, the interest of each participant in the trust fund will become vested and will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the Code.

Separate Accounts

The Plan maintains separate accounts for participants. In addition to the participants' contributions, matching allocations, Core Account allocations, and the participants' loan payments, such accounts are credited with related gains, losses, and dividend and interest income.

Terminated Participants

At December 31, 2024 and 2023, benefit payments requested by terminated vested participants were $127,388 and $1,315,281, respectively.

Forfeited Accounts

During the years ended December 31, 2024 and 2023, amounts forfeited from non-vested accounts totaled $2,615,410 and $1,714,065, respectively. As of December 31, 2024 and 2023, the balance in the forfeited non-vested account totaled $1,092,644 and $678,033, respectively. Such forfeitures are applied under the terms of the Plan to fund matching allocations and Core Account allocations. Total forfeitures used to reduce employer contributions were $1,817,413 in 2024.

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States.

Benefit payments to participants are recorded upon distribution.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that can affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments

The Plan investments consist predominantly of shares of Stanley Black & Decker, Inc. Stock, short-term investments, mutual funds, common/collective trusts, and synthetic investment contracts. Stanley Black & Decker, Inc. Stock and the mutual funds are traded on a national exchange and valued at the last reported sales price on the last business day of the Plan year. The common/collective trusts are stated at fair market value on the last business day of the Plan year using independent pricing services. Short-term investments consist of short-term bank-administered trust funds which earn interest daily at rates approximating U.S. Government securities; cost approximates market value. The interest is paid out after month-end and reinvested at that time. The carrying amounts of all investments, excluding fully benefit-responsive investment contracts, are reported at fair value. Fully benefit-responsive investment contracts held in the Stable Value Fund are measured at contract value in the Statements of Net Assets Available for Benefits. Refer to Note 3, Investment Contracts, for more information.

Effective May 25, 2021, the assets of the Plan were held in trust by an independent corporate trustee, Principal Financial Group, (the "Trustee") pursuant to the terms of a written Trust Agreement between the Trustee and the Company.

Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is accrued on the ex-dividend date. Interest income is recorded on the accrual basis.

Gains or Losses on Sales of Investments

Gains or losses realized on the sales of investments are determined based on average cost.

Expenses

Administrative expenses not paid by the Plan are paid by the Company. Investment management fees and operating expenses charged to the Plan for investments in the various funds are deducted from income earned on a daily basis and reflected as a component of net appreciation/(depreciation).

3. Investment Contracts

As previously discussed in Note 2, Significant Accounting Policies, the Plan’s investment options include a Stable Value Fund, which invests in a diversified portfolio of fully benefit-responsive guaranteed investment contracts (“GICs”), including fixed maturity and constant duration synthetic GICs, and short-term investment funds.

Fixed maturity synthetic GICs consist of an asset or collection of assets that are owned by the Plan and a benefit-responsive, book value wrap contract purchased for the portfolio. Generally, fixed maturity synthetic GICs are held to maturity. The initial crediting rate is established based on the market interest rates at the time the initial asset is purchased. Constant duration synthetic GICs consist of a portfolio of securities owned by the Plan and a benefit-responsive, book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration. The initial crediting rate is established based on the market interest rates at the time the underlying portfolio is funded. The assets underlying the synthetic GICs may include U.S. Government securities, agency mortgage-backed securities, commercial mortgage-backed securities, asset-backed securities, corporate securities or Collective Investment Trusts (CITs).

The synthetic GICs allow participant-directed transactions to be made at contract value, which represents contributions plus interest earned, less benefits paid and transfers to other funds. However, withdrawals and transfers resulting from certain events may limit the ability of the Plan to transact at contract value with the issuer of fully benefit-responsive investment contracts. These events include the following: (1) employer-initiated events which would have a material and adverse impact on the Plan; (2) employer communications designed to induce participants to transfer from the fund; (3) competing fund transfer or violation of equity wash or equivalent rules in place; and (4) changes of qualification status of the employer or the Plan. In these instances, market value would likely be used to determine payouts to participants. In general, issuers may terminate the contract and settle at other than contract value due to changes in the qualification status of the Company or the Plan, breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines. At this time, the Company does not believe that an event that would limit the Plan’s ability to transact with participants at contract value is probable.

The following table reflects the contract value for each type of fully benefit-responsive investment contract:

	December 31, 2024	December 31, 2023
Fixed Maturity Synthetic GICs	$39,202,983	$53,631,976
Constant Duration Synthetic GICs	105,062,858	117,472,693
Total	$144,265,841	$171,104,669

4. Fair Value Measurements

Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") 820 “Fair Value Measurement” defines, establishes a consistent framework for measuring, and expands disclosure requirements about fair value. The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 - Unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; other than quoted prices that are observable for the asset or liability; and assets or liabilities that are derived principally from, or corroborated by, observable market data by correlation or other means.

Level 3 - Assets or liabilities that are valued using unobservable inputs.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of the relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2024 and 2023.

Stanley Black & Decker, Inc. Stock Fund - A unitized stock fund consisting of Stanley Black & Decker Inc. common stock, which is valued at the closing price reported on the active market in which the stock is traded.

Short-term Investments - Valued at the closing price of similar assets in active markets.

Mutual Funds - Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. The mutual funds held by the Plan are deemed to be actively traded.

Common/Collective Trusts - Primarily valued at the closing price of similar assets in active markets. In certain cases, quoted prices in active markets are available for identical assets.

The following table summarizes the fair values, and levels within the fair value hierarchy in which the fair value measurements fall, for assets measured at fair value on a recurring basis:

	Fair Value at December 31, 2024
	Total	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Stanley Black & Decker, Inc. Stock	$100,801,606	$100,801,606	$—	$—
Short-term Investments	7,492,033	—	7,492,033	—
Mutual Funds	83,708,394	83,708,394	—	—
Common/Collective Trusts	2,064,086,160	10,702,381	2,053,383,779	—
Total	$2,256,088,193	$195,212,381	$2,060,875,812	$—

	Fair Value at December 31, 2023
	Total	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Stanley Black & Decker, Inc. Stock	$138,800,415	$138,800,415	$—	$—
Short-term Investments	10,598,459	—	10,598,459	—
Mutual Funds	88,802,511	88,802,511	—	—
Common/Collective Trusts	1,909,777,767	10,957,194	1,898,820,573	—
Total	$2,147,979,152	$238,560,120	$1,909,419,032	$—
The availability of observable market data is monitored to assess the appropriate categorization of financial instruments within the fair value hierarchy.
The Company evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the year ended December 31, 2024 there were no significant transfers in or out of level 1, 2, or 3. In 2023, the Company classified the Stanley Black & Decker, Inc. Stock Fund, which consisted of Stanley Black & Decker, Inc. Common Stock as a level 1 asset. For the year ended December 31, 2023, there were no significant transfers in or out of level 3.

5. Related Party and Transactions with Parties-in-Interest

The majority of fees paid during 2024 for management and other services rendered by parties-in-interest were paid by the Plan. Fees paid by the Plan during 2024 were $2,312,904. A portion of the investment management fees and operating expenses are returned to the Plan based on revenue sharing arrangements, and are reflected as income. The income credited to the participants and not used to pay plan expenses in 2024 is $86,736. The Company pays for all other expenses not paid by the Plan.

During 2024 and 2023, certain plan investments were held by the Plan’s Trustee, Principal Financial Group. As Principal Financial Group is the Trustee and recordkeeper of the Plan, these transactions qualify as exempt party-in-interest transactions.

The Plan invests in the common stock of Stanley Black & Decker, Inc., the Plan's sponsor, as referenced in the Statements of Net Assets Available for Benefits.

6. Income Tax Status

The Internal Revenue Service (“IRS”) has ruled that the Plan and the trust qualify under Sections 401(a) and 401(k) of the Code and are therefore not subject to tax under present income tax law. Once qualified, the Plan is required to operate in accordance with the Code to maintain its qualification. The Company is not aware of any course of action or series of events that have occurred that might adversely affect the Plan’s qualified status. An updated determination letter regarding the Plan was issued by the IRS on August 2, 2017, at which time the IRS stated that the form of the Plan, as then designed, was in compliance with applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator, which consults regularly with outside counsel regarding Plan matters, believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2021.

7. Risks and Uncertainties

The Plan invests in various investment securities which are exposed to certain risks including interest rate, market, currency and credit risks. Accordingly, material changes in the value of the investment securities could occur affecting the future value of participant accounts (inclusive of participant holdings of the Company’s common stock) as presented in the Statements of Net Assets Available for Benefits. The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across participant-directed fund elections. As of December 31, 2024 and 2023, the S&P 500 Index Fund represented 22.1% and 19.9% of the Plan’s investments, respectively. Risks and uncertainties specifically related to the Company’s Common Stock include those set forth in the Company’s Annual Reports on Form 10-K, which was audited by other auditors, and Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission.

8. Legal Proceedings

In July 2022, plaintiffs filed a proposed class action lawsuit against the Company, the Company’s Board of Trustees, and the Administrative Committee of the Plan on behalf of a group of current and former employees who participate in the Plan. The lawsuit claims Plan fiduciaries breached their duties by (1) allowing unreasonable recordkeeping expenses to be charged to participants and (2) selecting, retaining or otherwise ratifying poorly performing target date fund investments instead of offering more prudent alternatives. The Company denies these allegations and is vigorously defending this lawsuit.

9. Subsequent Events

Subsequent events are evaluated through the date which the financial statements are issued, and no subsequent event disclosure is necessary.

Stanley Black & Decker Retirement Account Plan

Schedule H, Line 4(i) - Schedule of Assets (Held At End of Year)
EIN-06-0548860
Plan Number - 009
December 31, 2024

Identity of Issue, Borrower, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Cost	Current Value
Common Stock:
Stanley Black & Decker, Inc.*	1,255,469 shares of Common Stock; par value $2.50 per share	$45,954,998	$100,801,606
Short-Term Investments:
Principal/Wells Fargo*	Short-Term Investment Fund S	7,492,033	7,492,033
Mutual Funds:
Neuberger Berman	Genesis Fund	81,921,601	83,708,394
Synthetic Investment Contracts:
Pacific Life	Constant Duration	27,062,239	27,062,239
RGA	Constant Duration	26,598,708	26,598,708
Transamerica Premier Life	Constant Duration	26,518,314	26,518,314
Voya Retirement Insurance & Annuity	Constant Duration	24,883,597	24,883,597
American Life	Fixed Maturity	8,977,103	8,977,103
Empower - MTD Stable Value Fund	Fixed Maturity	30,225,880	30,225,880
Common/Collective Trusts:
Mellon Capital Management Corporation	S&P 500 Index Fund	245,835,569	530,234,984
State Street Global Advisors	U.S. Extended Market Fund	77,803,736	131,934,734
Blackrock Institutional Trust Company	Lifepath Index Retirement Fund	181,607,458	193,411,172
Blackrock Institutional Trust Company	Lifepath Index 2030 Fund	141,525,701	193,722,063
Blackrock Institutional Trust Company	Lifepath Index 2035 Fund	145,146,292	185,613,382
State Street Global Advisors	U.S. Total Market Index Fund	53,691,411	102,803,590
State Street Global Advisors	Global Equity EX USA Index Fund	36,939,881	48,958,772
Mellon Capital Management Corporation	Bond Market Index Fund	23,495,773	23,809,270
Blackrock Institutional Trust Company	Lifepath Index 2040 Fund	124,848,979	181,046,386
Blackrock Institutional Trust Company	Lifepath Index 2045 Fund	85,370,315	124,883,909
Blackrock Institutional Trust Company	Lifepath Index 2050 Fund	82,735,115	119,674,250
State Street Global Advisors	US Inflation Protected Bond Fund	10,345,651	10,571,751
State Street Global Advisors	Intermediate Govt Cr Bond Fund	10,261,855	10,702,381
Blackrock Institutional Trust Company	Lifepath Index 2055 Fund	63,921,075	89,084,549
Blackrock Institutional Trust Company	Lifepath Index 2060 Fund	37,418,922	48,881,327
Loomis Sayles	Global Bond Fund	19,467,592	20,272,224
Blackrock Institutional Trust Company	Lifepath Index 2065 Fund	12,109,644	14,573,454
Harding Loevner	Harding Loevner International Equity A CIT	32,128,983	33,907,962
Total investments		1,664,288,425	2,400,354,034
Loans to participants*	Promissory notes at prime rate with maturities up to twenty years (ranging from 3.25% to 9.50%)		27,838,634
Total		$1,664,288,425	$2,428,192,668
* Indicates party-in-interest to the Plan.

Stanley Black & Decker Retirement Account Plan

Schedule H, 4(j) - Schedule of Reportable Transactions
EIN 06-0548860
Plan Number - 009

Year ended December 31, 2024

Description of Asset	Number of Purchases	Number of Sales	Purchase Amount	Sales Amount	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain on Sale

Category (i) - Single transaction in excess of 5% of plan assets.

None

Category (ii) - Series of transactions with the same person involving property other than securities and aggregating to more than 5% of plan assets.

None

Category (iii) - Series of transactions of the same issue in excess of 5% of plan assets.

None

Category (iv) - Single transaction with the same person in excess of 5% of plan assets.

None

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Stanley Black & Decker Retirement Account Plan has duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

Stanley Black & Decker Retirement Account Plan

Date:	June 24, 2025	By:	/s/Scot Greulach
Scot Greulach
Chief Accounting Officer

Index to Exhibits

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm